

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2010

James P. Dore
Chief Financial Officer
Bitstream Inc.
500 Nickerson Road
Marlborough, MA 01752

> **Re:** **Bitstream Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 000-21541**

Dear Mr. Dore:

We have reviewed your response letter dated May 28, 2010 in connection with the above-referenced filing and have the following comments. References to prior comments refer to those in our letter dated April 30, 2010.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 8. Financial Statements and Supplementary Data

Note (3) Income Taxes, page F-13

1.   We note your response to prior comment number 6 and note that your response does not addresses how you considered providing further quantitative breakdown of the "other" line item. In this regard, we note that it appears as if several of the reconciling items included in the "other" line item meet the quantitative threshold described in Rule 4-08(h)(2) of Regulation S-X. Please tell us how you considered Rule 4-08(h)(2) of Regulation S-X.

Item 10. Directors, Executive Officers and Corporate Governance (Incorporated by Reference from Definitive Proxy Statement filed April 28, 2010)

General

2.   It does not appear you have included any of the disclosures required by our recent amendments to the proxy rules. Refer to SEC Release No. 34-61175, Proxy Disclosure Enhancements, effective February 28, 2010. Please amend your Form 10-K to provide all of the information applicable to you in connection with the Proxy Disclosure Enhancements.

Proposal 1 - Election of Directors

Nominees for Directors, page 3

3.   Please describe the business experience, without gaps, during the past five years for Messrs. Kagan, Keating and Martynek. Refer to Item 401(e) of Regulation S-K.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement filed April 28, 2010)

Compensation Discussion and Analysis, page 12

General

4.   We note your statement on page 12 that "No specific peer group benchmarking activities were performed by the independent consultant during 2009." Please clarify whether GK Partners or any compensation consultant was engaged to perform any role in determining or recommending executive and/or director compensation other than the limited role excepted under Item 407(e)(3)(iii).

Base Salary, page 12

5.   Please clarify how the amount of increase for each named executive officer was determined. To the extent the factors supporting base salary increases differed for one or more of the named executive officers, please include a discussion of those varying factors and how the factors affected the amount of increase each named executive officer received.

Long-Term Incentive Awards, page 13

6.   It appears that the long-term incentive awards were based in part on data compiled by your independent compensation consultant regarding awards granted by comparable companies based on industry and revenue. It appears, therefore,

that peer group information was material to this element of your compensation determinations and that the parameters with respect to the compensation range considered and the companies comprising the peer group should be disclosed. Please tell us how you considered Item 402(b)(2)(xiv) of Regulation S-K. Refer also to Question and Answer 118.05 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website.

Executive Agreements, page 18

7.	Please file the executive severance agreements as exhibits to your Form 10-K or tell us why you believe the agreements are not required to be filed. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K. In addition, please ensure that you identify in the exhibits list each management contract or compensatory plan or arrangement required to be filed. Refer to Item 15(a)(3) of Form 10-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence (Incorporated by Reference from Definitive Proxy Statement filed April 28, 2010)

8.	Please provide the information required by Item 404(d) of Regulation S-K.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief